Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Third Quarter 2015

Restructuring

During the third quarter of 2015, the Company recorded pre-tax charges of $2.5 million in cost of revenues as part of the restructuring and growth plan it announced on October 29, 2014. An expense of $1.9 million was related to activities associated with discontinued products, and additional expense of $0.6 million was associated with the transition to the new plant in Southern Israel which increased cost of revenue.

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the three months ended September 30, 2015:

	Non-IFRS	Restructuring		IFRS
	In Thousands USD
Revenue	$110,015	$		$110,015
Cost of revenue	56,800		2,455	59,255
Gross profit	53,215		(2,455)	50,760
Operating income	5,412		(2,455)	2,957
Net income for the period	$4,697		$(2,455)	$2,242
Net income per share
Basic and diluted (in USD)	0.22		(0.11)	0.11

Revenue

Third quarter revenue decreased 13.0% to $110.0 million from $125.9 million in the third quarter 2014. Changes in foreign currency exchange rates negatively impacted revenue by $16.0 million, primarily reflecting the weakening of the Euro/U.S. dollar exchange rate by 17%, the Australian Dollar/U.S. Dollar by 22% and the Swedish Krona/U.S. Dollar by 18% versus the same period last year.

Geographical Revenue Breakdown
Revenue	Three Months Ended
	September 30, 2014	September 30, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$74.6	$68.5	$(6.1)	(8)%
The Americas	29.5	26.2	(3.3)	(11)%
Asia-Pacific	13.3	9.0	(4.3)	(32)%
Central & Eastern Europe, Middle East, Africa	8.5	6.3	(2.2)	(27)%
Total	$125.9	$110.0	$(15.9)	(13)%

On a constant currency basis the revenue comparison is as follows:

Geographical Revenue Breakdown - currency neutral
Revenue	Three Months Ended
	September 30, 2014	September 30, 2015 - at Q3-2014 rates	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
Western Europe	$74.6	$81.3	$6.7	9%
The Americas	29.5	27.0	(2.5)	(8)%
Asia-Pacific	13.3	10.6	(2.7)	(20)%
Central & Eastern Europe, Middle East, Africa	8.5	7.1	(1.4)	(16)%
Total	$125.9	$126.0	$0 .1	0%

1

The following table sets forth each region’s contribution to total revenue and a comparison with the third quarter 2014 (by percentage):

Region	Portion of the revenue in three months ended
	September 30, 2014	September 30, 2015
The Americas	23.4%	23.8%
Western Europe	59.3%	62.3%
Asia-Pacific	10.5%	8.2%
Central & Eastern Europe, Middle East & Africa	6.8%	5.7%
Total	100.0%	100.0%

The revenue decrease in the Americas was mainly due to lower demand for sparkling water makers in the U.S. The decrease in Western Europe revenue was mainly due to changes in foreign currency exchange rates. Excluding the foreign currency exchange impact, Western Europe revenue increased by approximately 9% due to increased sales in Germany, Austria, Italy, Benelux and Switzerland partially offset by declines in France and the Nordics. Asia-Pacific revenue decreased primarily due to changes in foreign currency exchange rates combined with lower sales in Australia, partially offset by increased sales in Japan. The decrease in CEMEA revenue was due to changes in foreign currency exchange rates.

Sparkling water maker unit sales decreased 22% to 639,000 from 818,000 in the same period in 2014 mainly due to decreases in the U.S and France partially offset by increases in Germany, Austria and Italy. CO2 refill unit sales increased 10% to a record of 7.0 million and flavor unit sales decreased 12% to 6.7 million.

Gross Margin

Gross margin for the third quarter 2015 (before the impact of restructuring costs) was 48.4% compared to 51.2% for the same period in 2014. Third quarter 2015 gross margin was negatively impacted primarily by the unfavorable changes in foreign currency exchange rates, partially offset by higher share of CO2 refills in product mix.

Sales and Marketing

Sales and marketing expenses for the third quarter 2015 totaled $36.0 million, or 32.8% of revenue, compared to $41.6 million, or 33.1% of revenue for the comparable period in the prior year. The decrease in expenses was primarily attributable to lower distribution costs compared to the third quarter 2014 due to the lower sales volumes. Selling and marketing expenses also decreased versus the same period last year due to the changes in foreign currency exchange rates led by the weakening of the Euro/U.S. dollar.

Selling expenses within sales and marketing amounted to $20.3 million, or 18.4% of revenue, compared to $26.0 million or 20.6% of revenue in the third quarter 2014. Advertising and promotion expenses within sales and marketing increased slightly to $15.8 million, or 14.3% of revenue in the quarter, compared to $15.7 million or 12.5% of revenue in the third quarter 2014.

General and Administrative

General and administrative expenses for the third quarter 2015 were $11.8 million, or 10.7% of revenue, compared to $13.9 million, or 11.1% of revenue in the third quarter 2014. The decrease was mainly due to a decrease in share-based payment expenses.

Operating Income

Operating income (before the impact of restructuring costs) decreased to $5.4 million, or 4.9% of revenue, compared to $8.9 million, or 7.1% of revenue, in the third quarter 2014. Operating income was negatively impacted mainly from changes in foreign currency exchange rates by approximately $5.1 million. Adjusted operating income on a constant currency basis was $10.5 million or 8.3% of revenue reflecting theoretical increase of 18% compared to the same period last year.

Tax Expense

Tax expense was $0.8 million with an effective tax rate of 26.0%, compared to $1.2 million with an effective tax rate of 11.5% in the third quarter 2014. The increase in the effective tax rate is due to the geographical allocation of profit before income tax.

IFRS Net Income

Third quarter 2015 net income on an IFRS basis was $2.2 million, or $0.11 per diluted share, based on 21.1 million weighted shares outstanding compared to net income on IFRS basis of $9.5 million, or $0.45 per diluted share, based on 21.2 million weighted shares outstanding in the third quarter 2014.

2

Adjusted Net Income

Third quarter 2015 Adjusted net income was $4.7 million, or $0.22 per diluted share.

Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact of $16.0 million on revenue mainly due to the weakening in the Euro, the Australian dollar and the Swedish Krona exchange rate against the U.S. dollar compared to their average rates in the third quarter of 2014. Conversely, FX had a positive impact on cost of revenue and operating expenses during the third quarter 2015, as approximately 75% of costs and expenses in the third quarter were denominated in currencies other than the U.S. dollar, mainly the Israeli Shekel, which value decreased by 8% against the U.S. dollar compared to its average rate in the same period in 2014. As a result, FX had an overall net negative impact of approximately $5.1 million on operating income.

Balance Sheet

As of September 30, 2015, the Company had cash and cash equivalents and bank deposits of $43.5 million compared to $46.9 million at December 31, 2014. The decrease is primarily attributable to the investments in the Company’s new production facility. As of September 30, 2015, the Company had $47.6 million of bank debt mainly for financing the investments in the new production facility, compared to $43.9 million of bank debt as of December 31, 2014.

Working capital at September 30, 2015, after the impact of the restructuring, decreased 12.9% to $138.3 million compared to $158.8 million at December 31, 2014. Inventories at September 30, 2015 decreased 12.4% to $121.2 million compared to $138.4 million at December 31, 2014

Nine months 2015

Restructuring

During the nine months of 2015, the Company recorded pre-tax charges of $7.3 million as part of the restructuring and growth plan it announced on October 29, 2014 relating to activities associated with discontinued products, which decreased revenue by $2.8 million and increased cost of revenue by $3.5 million. An additional increase in cost of revenue of $1.0 million is associated with the transition to the new plant in Southern Israel.

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the nine months ended September 30, 2015:

	Non-IFRS	Restructuring	IFRS
	In Thousands USD
Revenue	$303,013	$(2,820)	$300,193
Cost of revenue	150,928	4,527	155,455
Gross profit	152,085	(7,347)	144,738
Operating income	13,606	(7,347)	6,259
Net income for the period	$16,596	$(7,347)	$9,249
Net income per share
Diluted (in USD)	0.79	(0.35)	0.44

Revenue

First nine months revenue before the impact of the restructuring decreased 21.3% to $303.0 million from $385.2 million in the first nine months 2014. Changes in foreign currency exchange rates negatively impacted revenue by $46.3 million, primarily reflecting the weakening of the Euro/U.S. dollar exchange rate by 18%, the Australian dollar/U.S. dollar by 17% and the Swedish Krona/U.S. dollar by 21% versus the same period last year.

Geographical Revenue Breakdown
Adjusted Revenue	Nine Months Ended
	September 30, 2014	September 30, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$214.8	$188.2	$(26.6)	(12.4%)
The Americas	105.1	72.1	(33.0)	(31.4%)
Asia-Pacific	37.4	27.1	(10.3)	(27.7%)
Central & Eastern Europe, Middle East, Africa	27.9	15.6	(12.3)	(44.0%)
Total	$385.2	$303.0	$(82.2)	(21.3%)

3

On a constant currency basis the Adjusted revenue comparison is as follows:

Geographical Revenue Breakdown - currency neutral
Adjusted Revenue	Nine Months Ended
	September 30, 2014	September 30, 2015*	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
Western Europe	$214.8	$226.5	$11.7	5.5%
The Americas	105.1	73.8	(31.3)	(29.8%)
Asia-Pacific	37.4	31.1	(6.3)	(16.6%)
Central & Eastern Europe, Middle East, Africa	27.9	17.9	(10.0)	(35.9%)
Total	$385.2	$349.3	$(35.9)	(9.3%)
*	At Q1-2014, Q2-2014 and Q3-2014 rates

The following table sets forth each region’s contribution to total revenue and a comparison with the first nine months of 2014

(by percentage):

Region	Portion of the Adjusted revenue in nine months ended
	September 30, 2014	September 30, 2015
Western Europe	55.8%	62.1%
The Americas	27.3%	23.8%
Asia-Pacific	9.7%	8.9%
Central & Eastern Europe, Middle East & Africa	7.2%	5.2%
Total	100.0%	100.0%

The revenue decrease in the Americas was mainly due to lower demand for sparkling water makers and flavors in the U.S., which is partially due to the product transition as part of the Company’s current brand repositioning and growth plan. The decrease in revenue in Western Europe was mainly due to the impact from changes in foreign currency exchange rates. Excluding the foreign currency exchange impact, Western Europe revenue increased approximately 5.5% due to increased sales in Germany, Austria and Switzerland partially offset by declines in France and the Nordics. Asia-Pacific revenue decreased primarily due to changes in foreign currency exchange rates and a decrease in sales in Australia and South Korea partially offset by increased sales in Japan. The decrease in CEMEA revenue was due to lower sales in Czech Republic and Israel.

Sparkling water maker unit sales decreased 25% to 1.6 million from 2.2 million in the same period in 2014 mainly due to a decrease in the U.S and France partially offset by an increase in Germany, Austria and Switzerland. CO2 refill unit sales increased 7% to a record of 20.0 million and flavor unit sales decreased 34% to 16.7 million.

Gross Margin

Nine months gross margin (before the impact of restructuring costs) was 50.2% this year compared to 51.3% in the prior year. Nine months 2015 gross margin was positively impacted primarily by higher share of CO2 refills in product mix offset by unfavorable changes in foreign currency exchange rates.

Sales & Marketing

Sales and marketing expenses decreased by 23.1% to $103.6 million, or 34.2% of Adjusted revenue, compared to $134.7 million, or 35.0% of revenue in the same period 2014. Selling expenses within the sales and marketing expenses amounted to $61.7 million or 20.4% of Adjusted revenue, compared to $76.6 million or 19.9% of revenue in the first nine months of 2014. Advertising and promotion expenses were $41.9 million or 13.8% of Adjusted revenue in the first nine months of 2015, compared to $58.1 million or 15.1% of revenue in the first nine months of 2014.

General & Administrative

General and administrative expenses for the nine months of 2015 were $34.9 million, or 11.5% of Adjusted revenue, compared to $40.4 million, or 10.5% of revenue in 2014. The decrease was mainly due to a decrease in share-based payment expenses.

4

Operating Income

Operating income (before the impact of restructuring costs) decreased to $13.6 million, or 4.5% of Adjusted revenue compared to $22.5 million or 5.8% of revenue in the first nine months of 2014. Operating income was negatively impacted from changes in foreign currency exchange rates by approximately $12.2 million.

Tax Expense

Tax expense was $2.2 million representing an effective tax rate of 18.9% compared to $2.7 million or an effective tax rate of 11.5% in the first nine months of 2014.

IFRS Net Income

First nine month 2015 net income on an IFRS basis was $9.2 million, or $0.44 per diluted share, based on 21.1 million weighted shares outstanding, compared to net income of $20.5 million, or $0.96 per diluted share, based on 21.2 million weighted shares outstanding in the first nine months of 2014.

Adjusted Net Income

First nine month 2015 Adjusted net income was $16.6 million, or $0.79 per diluted share.

Foreign Currency Impact

Changes in foreign currency exchange rates ("FX") had a negative impact on adjusted revenue of $46.3 million mainly due to the weakening in the Euro, the Australian dollar and the Swedish Krona exchange rates against the U.S. dollar compared to the same period last year. Conversely, FX had a positive impact on cost of revenue and operating expenses during the first nine months of 2015, as approximately 75% of costs and expenses were denominated in currencies other than the U.S. dollar, mainly the Israeli Shekel, which decreased in value by 10% against the U.S. dollar compared to its average rate in the same period in 2014. As a result, FX had an overall net negative impact of approximately $12.2 million on operating income.

5